Rex C. Mills
Associate General Counsel
Direct Dial: (972) 577-6908
Facsimile: (972) 577-6085
Email: rex.mills@ps.net
May 6, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance

Re:	Perot Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 001-14773
Dear Ms. Collins:
This letter is in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated April 21, 2009, relating to Perot Systems Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
Form 10-K for Fiscal Year Ended December 31, 2008
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Revenue Recognition, page F-7
1.	We note your disclosure regarding fixed-priced contracts with variable components of pricing based on volume. Please clarify the nature and terms of these arrangements and why you believe it is appropriate to recognize revenue as the services are provided at the contractual price. Additionally, in your response, please tell us what specific authoritative literature supports your accounting.

Ms. Kathleen Collins

We have certain non-construction services contracts that have a minimum fee or minimum volume level with additional volume-based pricing in the same unit of accounting. With respect to these contracts, we recognize the minimum fee or minimum charges on a straight-line basis over the term of the contract, and we recognize the additional volume-based charges at the contractual price as we provide the related services. We believe our method of revenue recognition is supported by SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” pages 46 (at footnote 40) and 48.
We will provide the following disclosure in our future filings on Form 10-K to clarify our revenue recognition policies with respect to these types of contracts:
Certain of our unit-priced contracts allow us to collect a minimum amount from the customer regardless of volumes. We recognize this minimum charge on a straight-line basis over the term of the contract. The additional unit-priced elements are recognized as services are provided at the contractual price.
Contract costs, page F-10
2.	We note in your disclosure that set-up fees are amortized over the lesser of their estimated useful lives or the term of the related contract. Please tell us how you considered the guidance in footnote 39 of SAB Topic 13 in determining the amortization period of such costs. In this regard, clarify whether your customer relationships are expected to extend beyond the initial terms and whether your customers continue to benefit from these set-up fees.

We have considered the guidance in footnote 39 of SAB Topic 13 relating to our deferred contract costs (including setup costs), and generally these costs are amortized over a performance period that does not exceed the initial contract term. Deferred contract setup costs are typically related to larger IT outsourcing arrangements, which generally have contract terms between 5-10 years, and we consider these longer-term contract periods to be the performance period for purposes of amortizing deferred contract costs, including setup costs. While we may extend our long-term IT outsourcing arrangements past the initial contract term, there is substantial uncertainty related to such extensions. In addition, we believe that a substantial portion of the benefit from the initial setup effort is realized in the initial contract term because contract extensions typically result in some degree of modification of the scope of our services. For example, contract extensions often include a component of globalization, whereby our services are delivered from different locations, requiring knowledge transfer activities that are generally expensed as incurred. However, certain of our long-term IT outsourcing relationships with the federal government require significant transition activities and have an initial contract term of approximately one year with several optional extension years. In these cases, we generally consider the

Ms. Kathleen Collins

period of performance to include the optional extension years since we believe it is unlikely that the government agency would incur significant transition costs unless it expected to exercise the extensions. Accordingly, we believe that these customers do continue to benefit from the setup costs after the initial term through the anticipated contract extension years.
Item 9A. Controls and Procedures
Evaluation of disclosure controls and procedures, page 38
3.	We note your disclosure that your Chief Executive Officer and Financial Officer have evaluated the effectiveness of your disclosure controls and procedures as it “refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time period.” In your response letter, please confirm, if true, that your officers evaluated and concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures, please include the entire definition as set forth in Rule 13a-15(e) under the Exchange Act.

We confirm to the Staff that our Chief Executive Officer and Chief Financial Officer evaluated and concluded that our disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that we filed or submitted under the Securities Exchange Act of 1934 was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. We will modify our disclosure in Item 9A of our future filings on Form 10-K to provide as follows:
As of the end of the period covered by this Form 10-K, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material information required to be disclosed in our periodic reports filed with the Commission.

Ms. Kathleen Collins

Changes in internal controls, page 38
4.	We note that you have provided the disclosure required by Item 308(c) of Regulation S-K with respect to your “most recent fiscal quarter.” Please confirm that in future filings on Form 10-K, you will provide the required disclosure with respect to changes in your internal control over financial reporting that occurred in the “fourth fiscal quarter.”

In future filings on Form 10-K, we will revise our disclosure with respect to changes in our internal control over financial reporting to specifically refer to changes that occurred in the “fourth fiscal quarter” instead of with respect to our “most recent fiscal quarter.”
Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 1, 2009
Compensation Discussion and Analysis, page 18
5.	Please tell us the names of the outside directors that comprise the Incentive Compensation Sub-Committee and identify the members of the Sub-Committee in future filings.

The outside directors who serve on our Incentive Compensation Sub-Committee are Carl Hahn, Tom Meurer, Anthony Principi and Tony Singh. We will disclose the names of the members of the Incentive Compensation Sub-Committee in future filings with the Commission.
Market Benchmarking, page 18
6.	You disclose that the base salaries, long-term incentive compensation, and total compensation of your named executive officers were lower than the median of the benchmark companies. In future filings, where you rely on benchmarking, please disclose in quantitative terms how total compensation, and the relevant elements thereof, compared to the benchmark. Furthermore, where compensation falls outside of the benchmark, please include a discussion demonstrating how you determined actual compensation levels.

We consider elements of compensation and total compensation in terms of whether they are “substantially below,” “below,” “near,” “above” or “substantially above” the median of the benchmark companies. We do not evaluate elements of compensation or total compensation to attempt to achieve an exact percentage of the median of the benchmark companies for that element or for total compensation, as the case may be. Therefore, we will disclose in future applicable filings with the Commission the percentage of variation from the median that we consider in determining whether each element of compensation and total compensation is “substantially below,” “below,” “near,” “above” or “substantially above” the median of the benchmark companies for the element of

Ms. Kathleen Collins

compensation or total compensation, as the case may be. For example, we would disclose that a named executive officer’s salary is “substantially below” the median if his or her salary is more that 20% lower than the median of the salaries of the comparable officers of the benchmark companies. To the extent that an element of compensation or total compensation is not “near” the median of the benchmark companies, the Human Resources and Compensation Committee and its Incentive Compensation Sub-Committee have historically considered the named executive officer’s historical level of compensation, current role, length of time in his or her current role, and past and possible future responsibilities in reaching their determinations regarding the named executive officer’s compensation. In future applicable filings with the Commission, we will disclose any such considerations that have a material effect on the compensation of one or more named executive officers.
Short-Term Incentive Program, page 25
7.	You state that the short-term incentive awards for the named executive officers are adjusted based on certain corporate performance factors and individual performance ratings. In future filings, disclose the target bonus and performance rating for each named executive officer. Clarify how the bonuses for each named executive officer were adjusted based on the results of the corporate performance factors and individual performance rating. For example, please explain how the “initial bonus adjustments” referenced at the top of page 26 are determined for each named executive officer. Further, it is unclear how the target bonus for the Chief Executive Officer, initially set at 100% of base salary, was adjusted to 141% of the target bonus. Your disclosure should clearly describe how you arrived at the bonus amounts paid to each of the named executive officers.

We will provide additional disclosure in future applicable filings with the Commission regarding the adjustments of target bonuses of our named executive officers based on our earnings per share performance factor, which disclosure will include the specific percentage adjustments for a limited number of specific earnings per share results included in our annual incentive compensation plan and the method of interpolating among those specific adjustments. We believe, however, that we have adequately disclosed the method of adjustment of the bonuses for the secondary corporate performance factors and do not propose any additional disclosures regarding those factors in future applicable filings. We will also disclose in future applicable filings each named executive officer’s target bonus and, to the extent that individual performance ratings are used to make a formula adjustment in the annual bonuses of the named executive officers, we will disclose such individual performance ratings.

Ms. Kathleen Collins

Summary Compensation Table, page 30
8.	The incentive cash bonuses paid to your named executive officers for fiscal 2008 based upon achievement of certain corporate performance and other targets appear to have been awarded pursuant to an “incentive plan,” as such term is defined in Item 402(a)(6 of Regulation S-K. Accordingly, it appears that the amounts of such performance based incentive cash bonuses should be included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, instead of in the Bonus column, and that the Grants of Plan-Based Awards table should reflect you performance-based cash incentive bonus plan. Please confirm that you will revise your disclosure accordingly in future filings, or explain to us why you believe you have provided appropriate disclosure of the performance-based incentive cash bonuses awarded to your named executive officers for fiscal 2008. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We will disclose the amount of incentive cash bonuses paid to our named executive officers in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table and will be reflected in the Grants of Plan-Based Awards table in future applicable filings with the Commission.

          We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call me at 972-577-6908 with any questions or comments regarding this letter. Thank you for your assistance.

Very truly yours,

Rex C. Mills
Associate General Counsel

cc:	Patrick Gilmore
Jan Woo
Maryse Mills-Apenteng
(Division of Corporation Finance)
2300 West Plano Parkway    Plano, TX 75075     main: +1 972 577 0000    www.perotsystems.com